October 28, 2010

VIA EDGAR

Damon Colbert, Division of Corporation Finance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

    Re:        VCA Antech, Inc. (the “Company”)
                  Form 10-K for Fiscal Year Ended December 31, 2009
                  Filed February 26, 2010
                  File No. 001-16783

Dear Mr. Colbert:

We are submitting this letter in response to the comments set forth in your letter dated October 6, 2010, relating to our Form 10-K for fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2010.

For your convenience, we have included the Commission’s comments in bold typeface and appearing below them our responses.

General

1.	The representations on page two of our letter dated August 5, 2010, need to be made by you, not your counsel. Please provide a written statement in accordance with that letter.

Company Response:

In connection with the response provided on our behalf by our legal counsel on August 19, 2010 to comments set forth in your letter dated August 5, 2010, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 15. Exhibits and Financial Statement Schedules

2.
We note your response to comment one in our letter dated August 5, 2010, and we re-issue that comment.  We note that you have not included the annexes, exhibits, or schedules to Exhibit 10.1 and Exhibit 10.3.  Please confirm that you will file a complete copy of each exhibit, including conformed signatures, with your next Exchange Act periodic report.

Company Response:

The Company will file a complete copy of the Credit & Guaranty Agreement, dated as of May 16, 2005 (listed as Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009) and the Second Amendment to the Credit and Guaranty Agreement, dated as of June 1, 2007 (listed as Exhibit 10.3 to that 10-K) (collectively, the “Credit Agreement”), including annexes, exhibits, schedules and conformed signatures, with the Company’s next Exchange Act periodic report.  The Company reserves the right to seek confidential treatment with respect to certain aspects of the annexes, schedules or exhibits of the Credit Agreement.

Closing Comments:

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please call me at (310) 571-6500.

Sincerely,

/s/ Tomas W. Fuller
Tomas W. Fuller
Chief Financial Officer

cc:	Julie Kaufer